Exhibit 99.2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The discussion set out below contains forward-looking statements, including as defined under U.S. federal securities laws, which reflect our current views or expectations with respect to future events and financial performance. Forward-looking statements include statements concerning plans, beliefs, objectives, intentions, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts or that are not present facts or conditions. When used herein, statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “continue,” “seeks,” “views,” “possible,” “likely,” “may,” “should,” and similar words, phrases, or expressions identify forward-looking statements, and the negatives of those words, phrases, or expressions, or statements that events, conditions, or results “can,” “will,” “may,” “must,” “would,” “could,” or “should” occur or be achieved and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, costs, regulations, events, or trends identify forward-looking statements. The absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons, including as described in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication.

The forward-looking statements contained herein are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the following:

●	our ability to maintain or develop new and existing customer relationships with major crude oil companies and major commodity traders, including our ability to enter into long-term charters for our vessels, and those we may acquire in the future;
●	our future operating and financial results;
●	our future vessel acquisitions, sales, our business strategy, and expected and unexpected capital spending or operating expenses, including general and administrative, drydocking, crewing, bunker costs, and insurance costs;
●	our financial condition and liquidity, including our ability to pay amounts that we owe and to obtain financing in the future to fund capital expenditures, acquisitions, and other general corporate activities;
●	oil tanker industry trends, including fluctuations in charter rates and vessel values and factors affecting vessel supply and demand;
●	our ability to take delivery of, integrate into our fleet, and employ any vessels we may acquire in the future, or any newbuildings we may acquire or order in the future and the ability of shipyards to deliver vessels on a timely basis;
●	our dependence on our technical manager, Kyklades Maritime Corporation, an affiliate of our Chairman, Mr. Ioannis Alafouzos, to operate our vessels;
●	the aging of our vessels, and those we may acquire in the future, and resultant increases in operation and drydocking costs;
●	the ability of our vessels, and any vessels we may acquire in the future, to pass classification inspections and vetting inspections by oil majors and big chemical corporations, or other authorities;

●	significant changes in vessel performance, including increased vessel breakdowns;
●	length and number of off hire days, drydocking requirements, and insurance costs;
●	availability of key employees and crew;
●	hazards inherent in the maritime industry causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations;
●	repudiation, nullification, termination, modification or renegotiation of contracts;
●	U.S., EU or other foreign monetary policy and foreign currency fluctuations and devaluations;
●	the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us;
●	our ability to repay outstanding indebtedness, to comply with the covenants contained therein, to obtain additional financing, and to obtain replacement charters for our vessels, and any vessels we may acquire in the future, in each case, at commercially acceptable rates or at all;
●	changes to governmental rules and regulations or actions taken by regulatory authorities and the expected costs thereof, or changes to tax policies and other government regulations and economic conditions that are beyond our control;
●	our ability to pay dividends;
●	our ability to maintain the listing of our common shares on the New York Stock Exchange or the Oslo Stock Exchange;
●	our ability to comply with additional costs and risks related to our environmental, social, and governance policies and regulation;
●	potential liability from litigation, including purported class-action litigation;
●	changes in general economic and business conditions;
●	potential conflicts of interest involving our significant shareholders;
●	general domestic and international political conditions, international conflict or war (or threatened war), including between Russia and Ukraine and between Israel and Hamas, the Houthi crisis in the Red Sea, fighting between Israel and Iran, potential disruption of shipping routes due to accidents, political events, including “trade wars,” piracy, acts by terrorists, or major disease outbreaks;
●	changes in production of or demand for oil, either globally or in particular regions;
●	the strength of world economies and currencies, including fluctuations in charterhire rates and vessel values;
●	potential liability from future litigation and potential costs due to our vessels’ operations, and the operation of any vessels we may acquire in the future, including due to any environmental damage and vessel collisions;
●	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cyber security breach;
●	the length and severity of public health threats, epidemics and pandemics, and other disease outbreaks and their impact on the demand for commercial seaborne transportation and the condition of the financial markets; and

●	other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S SEC, including our most recent annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 31, 2025 (the “2024 Annual Report”).

Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based. You should, however, review the factors and risks the Company describes in the reports it files and furnishes from time to time with the SEC, which can be obtained free of charge on the SEC’s website at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following contains discussion of the results of our operations and our financial condition for the six months ended June 30, 2025 and 2024. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” herein and “Item 3. Risk Factors” in our 2024 Annual Report.

Unless the context indicates otherwise, references to the “Company”, “we” or “our” include Okeanis Eco Tankers Corp. and its subsidiaries.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, operating results and cash flows include the following:

●	number of vessels owned and operated;
●	voyage charter rates;
●	time charter trip rates;
●	period time charter rates;
●	the nature and duration of our voyage charters;
●	vessels repositioning;
●	vessel operating expenses and direct voyage costs;
●	maintenance and upgrade work;
●	the age, condition and specifications of our vessels and other vessels we may acquire;
●	issuance of our common shares and other securities;
●	amount of debt obligations; and
●	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in tankers rates. Spot charters also expose vessel owners to the risk of declining tanker rates and rising fuel costs in case of voyage charters.

Material Accounting Policies and Critical Accounting Estimates

For a description of our critical accounting judgements and key sources of estimation uncertainty, see Note 5, “Critical Accounting Judgments and Key Sources of Estimation Uncertainty” to our audited 2024 financial statements included in our 2024 Annual Report. For a description of all of our material accounting policies, see Note 4 to our audited 2024 financial statements and the section entitled “Item 5. Operating and Financial Review and Prospects” in our 2024 Annual Report. There have been no material changes from the “Critical accounting judgments and key sources of estimation uncertainty” previously disclosed in our 2024 Annual Report.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues

Revenues primarily include revenues from time charters and voyage charters. Revenues are affected by hire rates and the number of operating days. Revenues are also affected by the mix of business between vessels on time charter and vessels operating on voyage charter. Revenues from vessels on voyage charter are more volatile, as they are typically tied to prevailing market rates.

Voyage and Time Charters

Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses. Under time charters, we lease the vessel for a set length of time to a charterer, where the latter is free to sail to any port or transport any cargo of his preference (subject to legal restrictions). All voyage expenses are incurred by the charterer.

Commissions

We pay commissions of typically up to 3.75% of the total daily charter hire rate of each charter to unaffiliated ship brokers associated with the charter, depending on the number of brokers involved with arranging the charter.

Voyage Expenses

Voyage expenses mainly relate to voyage charter agreements and consist of port, canal and bunker costs that are unique to a particular voyage and are recognized as incurred. Under our time charter arrangements, voyage expenses are borne by the charterers, including bunker fuel, port charges and canal tolls.

Vessel Operating Expenses

Vessel operating expenses comprise all expenses relating to the operation of the vessel, including crewing, insurance, repairs and maintenance, stores, lubricants, spares and consumables and miscellaneous expenses. Vessel operating expenses can fluctuate due to factors beyond our control, such as unplanned repairs and maintenance attributable to damages or regulatory compliance and factors which may affect the shipping industry in general, such as developments relating to insurance premiums, or developments relating to the availability of crew.

Drydocking Costs

Drydocking costs relate to regularly scheduled intermediate survey or special survey drydocking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations. Drydocking costs can vary according to the age of the vessel, the location where the drydock takes place, shipyard availability, local availability of manpower and material, and the billing currency of the yard. Please see the section entitled “Item 18. Financial Statements — Note 4 — Summary of Material Accounting Policies” in our 2024 Annual Report. In the case of tankers, drydocking costs may also be affected by new rules and regulations.

Vessel Depreciation

We depreciate all our vessels on a straight-line basis over their estimated useful lives, which we estimate to be 25 years from the date of their initial delivery from the shipyard, after considering their estimated residual value. Each vessel’s residual value is equal to the product of its lightweight tonnage and its estimated scrap rate. The scrap price is estimated to be approximately $400 per ton of lightweight steel. The Company may revise the estimated residual values of the vessel in the future in response to changing market conditions.

General and Administrative Expenses

General and administrative expenses mainly consist of employee costs, directors’ liability insurance, directors’ fees and expenses, executive compensation, professional fees and other expenses.

Management Fees

Management fees concern services provided from the technical manager of our vessels, for a wide range of shipping services, among others, technical support, maintenance, acquisitions of emissions allowances and insurance consulting, for a daily fee of $900 per vessel.

Inflation

Inflation has had an impact on our vessel operating expenses and corporate overheads. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There is therefore expected to be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn. Interest on our SOFR-based loans (or loans based on another reference rate or its successor) can increase following any interest rate hikes undertaken by financial authorities (such as central banks) in response to, among other things, inflation.

Interest and Other Finance Costs

We incur interest expense on outstanding indebtedness under our loans, which we include in interest and other finance costs. We also incur finance costs in establishing our debt facilities. Finance costs incurred for obtaining new debt facilities are deferred and amortized to interest expense over the respective term of the debt facility using the effective interest rate method. Any unamortized balance of costs relating to debt facilities repaid or refinanced is either expensed in the period the repayment or refinancing is made, or deferred and amortized over the terms of the respective debt facility, subject to the accounting guidance regarding Debt—Modifications and Extinguishments. The unamortized finance costs are reflected as a reduction of Long-term borrowings, net of current portion, and Current portion of long-term borrowings in the consolidated statements of financial position.

Unrealized/Realized Gain/Loss, net from Derivatives

Unrealized/realized gain/loss from derivatives represents (1) the fluctuations in the fair value of the Company’s derivative instruments, recorded as unrealized gain or loss and (2) the actual amounts paid or received upon settlement of the derivative instruments, recorded as realized gain or loss in the statements of profit or loss.

Important Measures and Definitions for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Calendar days. We define calendar days as the total number of days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet during the relevant period and affect the amount of expenses that we record during that period.

Operating days. We define operating days as the number of calendar days in a period less any scheduled or unscheduled days that our vessels are off-hire due to unforeseen technical and commercial circumstances. We and the shipping industry uses operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of calendar days during that period. We and the shipping industry use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of new buildings, vessel upgrades, special or intermediate surveys and vessel positioning.

Daily Time Charter Equivalent (“TCE”) Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate and time charter equivalent revenue are each not a measure of revenue under GAAP (i.e., each is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of revenue and financial performance presented in accordance with IFRS. We calculate Daily TCE Rate by dividing revenues (time charter and/or voyage charter revenues), less commission and voyage expenses (which then equals “TCE revenue”), by the number of operating days during that period. Our calculation of the Daily TCE Rates and TCE revenue may not be comparable to that reported by other companies.

Daily vessel operating expenses, including technical management fees. Daily vessel operating expenses (“Daily Opex”) is not a measure under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of expenses and financial performance presented in accordance with IFRS.Daily Opex, including technical management fees, calculated as the sum of vessel operating expenses and technical management fees divided by the calendar days of the period, is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. We believe Daily Opex provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information to our investors in evaluating our financial performance. Our calculation of Daily Opex, including technical management fees, may differ from that reported by other companies.

Main components of managing our business and main drivers of profitability

The management of financial, general and administrative elements involved in the conduct of our business and ownership or operation of our vessels requires the following main components:

●	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
●	management of our accounting system and records and financial reporting;
●	administration of the legal and regulatory requirements affecting our business and assets; and
●	management of the relationships with our service providers and customers; and
●	general and administrative expenses.

The principal factors that affect our profitability, cash flows and shareholders’ return on investment include:

●	charter rates and periods of charter hire for our tanker vessels;
●	utilization of our tanker vessels (earnings efficiency);
●	levels of our tanker vessels’ operating expenses and drydocking costs;
●	depreciation and amortization expenses;
●	financing costs; and
●	fluctuations in foreign exchange rates.

Results of Operations

Six months ended June 30, 2025 as compared to six months ended June 30, 2024

(expressed in U.S. Dollars, except for number of shares)

Condensed Statement of profit or loss and other comprehensive income

	Six months ended June 30,
USD	2025	2024	Change amount
Revenue	$174,094,786	$223,110,983	$(49,016,197)
Voyage expenses (incl. commissions)	(61,525,511)	(62,643,977)	1,118,466
Vessel operating expenses (incl. Mgmt. fees)	(24,326,471)	(23,692,085)	(634,386)
Depreciation and amortization	(20,565,522)	(20,331,446)	(234,076)
General and administrative expenses	(8,463,067)	(7,669,010)	(794,057)
Operating profit	59,214,215	108,774,465	(49,560,250)
Interest income	815,603	1,974,382	(1,158,779)
Interest expense and other finance costs including loan modification and debt extinguishment	(24,164,014)	(28,683,315)	4,519,301
Gain/ (loss), net on derivatives	2,863,108	(481,924)	3,345,032
Foreign exchange gain/ (loss)	713,930	(461,320)	1,175,250
Total comprehensive income for the period	$39,442,842	$81,122,288	$(41,679,446)

●	Revenue decreased by $49.0 million to $174.1 million in the six-month period ended June 30, 2025, from $223.1 million in the six-month period ended June 30, 2024. This decrease is mainly associated with the decrease in fleetwide Daily TCE Rate to $44,529 in the six-month period ended June 30, 2025, from $64,254 in the six-month period ended June 30, 2024. Please refer to “Performance Indicators” for the definition and reconciliation of this measure to Revenue, the most directly comparable financial measure calculated and presented in accordance with International Financial Reporting Standards (“IFRS”).
●	Voyage expenses decreased by $1.1 million to $61.5 million in the six-month period ended June 30, 2025, compared to $62.6 million in the six-month period ended June 30, 2024. The decrease is attributable to a decrease in bunker expenses, mainly attributable to the lower bunker consumption as a result of fewer off hire days.
●	Vessel operating expenses increased by $0.6 million to $24.3 million in the six-month period ended June 30, 2025, compared to $23.7 million in the six-month period ended June 30, 2024. The increase was mainly due to higher maintenance costs.
●	General and administrative expenses increased by $0.8 million to $8.5 million in the six months ended June 30, 2025, compared to $7.7 million in the six months ended June 30, 2024. The increase represents increased costs associated with our U.S. listing (recurring costs), shore-based employee costs and other administrative expenses.
●	Interest and finance costs decreased by $4.5 million to $24.2 million in the six months ended June 30, 2025, compared to $28.7 million in the same period of 2024. The decrease is mainly due to a decrease in average indebtedness, including deferred financing fees, from $668.8 million in the six months ended June 30, 2024, to $630.9 million in the six months ended June 30, 2025.
●	We recorded a profit of $39.4 million in the six-month period ended June 30, 2025, or $1.23 per basic and diluted share, compared to a profit of $81.1 million, or $2.52 per basic and diluted share in the same period in 2024. The decrease is primarily due to lower revenues generated from operations.

Performance Indicators

Daily TCE Rate

The figures shown below are financial and non-financial statistical metrics used by management to measure performance of our vessels. For the “Fleet Data” figures there are no comparable GAAP or IFRS measures.

In the shipping industry, economic decisions are based on vessels’ deployment upon anticipated Daily TCE Rates, and industry analysts typically measure shipping freight rates in terms of Daily TCE Rates. This is because under time-charter and bareboat contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the Company is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Under voyage charters, the majority of voyage expenses are generally borne by us, whereas for vessels in a time charter, such expenses are borne by the charterer. In a bareboat charter, the customer pays for all of the vessel’s operating expenses, and undertakes to maintain the vessel in a good state of repair and efficient operating condition and drydock the vessel during this period as per the classification society requirements. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during drydocking or due to other unforeseen circumstances. Because of the different nature of these types of arrangements, the amount of revenues earned by the Company can differ significantly between them.

Consistent with industry practice, we use the Daily TCE Rates and time charter equivalent revenue because it provides a means of comparison between different types of vessel employment and, therefore, assists in evaluating their financial performance and in our decision-making process regarding the deployment and use of our vessels and in evaluating our financial performance. The Daily TCE Rate and time charter equivalent revenue is each a non-GAAP and non-IFRS measure. We believe the Daily TCE Rate and time charter equivalent revenue provides additional meaningful information in conjunction with Revenue, the most directly comparable GAAP and IFRS measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. The Daily TCE Rate and time charter equivalent revenue are measures used to compare period-to-period changes in a company’s performance and management believes that the Daily TCE Rate and time charter equivalent revenue provide meaningful information to our investors.

In evaluating our financial condition, we focus on the below measures to assess our historical operating performance and we use future estimates of the same measures to assess our future financial performance. In assessing the future performance of our fleet, the greatest uncertainty relates to future charter rates at the expiration of a vessel’s present period employment, whether under a time charter or a bareboat charter. Decisions about future purchases and sales of vessels are based on the availability of excess internal funds, the availability of financing and the financial and operational evaluation of such actions and depend on the overall state of the shipping market and the availability of relevant purchase candidates.

The following table sets forth our computation of Daily TCE Rates and time charter equivalent revenue, including a reconciliation of revenues to the Daily TCE Rates (unaudited) and time charter equivalent revenue (unaudited) for the periods presented:

	For the Six months
	ended June 30,
USD	2025	2024
Revenue	$174,094,786	$223,110,983
Voyage expenses	(59,517,139)	(60,238,825)
Commissions	(2,008,372)	(2,405,152)
Time charter equivalent revenue	$112,569,275	$160,467,006
Calendar days	2,534	2,548
Off-hire days	(6)	(51)
Operating days	2,528	2,497
Daily TCE Rate	$44,529	$64,254

Daily Opex

Daily Opex per vessel is an alternative performance measure that provides meaningful information to our management with regards to our vessels’ efficiency and deployment. Daily Opex is not a measure under generally accepted accounting principles (i.e., it is a non-GAAP measure) or IFRS and should not be considered as an alternative to any measure of expenses and financial performance presented in accordance with IFRS. Our reconciliation of Daily Opex, including management fees, may differ from that reported by other companies. We believe Daily Opex provides additional meaningful information in conjunction with Vessel operating expenses, the most directly comparable GAAP and IFRS measure, because it provides meaningful information to our investors in evaluating our financial performance.

Daily Opex is calculated as vessel operating expenses and technical management fees divided by calendar days, for the relevant periods

The following table sets forth our reconciliation of Daily Opex (unaudited) for the periods presented:

	For the Six months
	ended June 30,
USD	2025	2024
Vessel operating expenses	$22,045,871	$21,398,885
Management fees	2,280,600	2,293,200
Total vessel operating expenses	$24,326,471	$23,692,085
Calendar days	2,534	2,548
Daily Opex	$9,600	$9,298
Daily Opex excluding management fees	$8,700	$8,398

Liquidity and Capital Resources

Since our formation, our principal sources of funds have been funds in the form of equity, debt or working capital provided by operating cash flow and long-term borrowings. Our principal use of funds has been capital expenditures to maintain the quality of our vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, service our debt, and distribute capital to our shareholders.

Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer vessels and the selective sale of older vessels. Future acquisitions are subject to management’s expectation of future market conditions, our ability to acquire vessels on favorable terms and our liquidity and capital resources. Our ability to continue to meet our liquidity needs is subject to and will be affected by cash generated from operations, the economic or business environment in which we operate, shipping industry conditions, the financial condition of our customers, vendors and service providers, our ability to comply with the financial and other covenants of our indebtedness, and other factors.

In the future, we may require capital to fund acquisitions or to improve or support our ongoing operations and debt structure, particularly in light of economic conditions resulting from geopolitical conflict and wars, including the Russian/ Ukraine conflict and potential hostilities in the Middle East, and general conditions in the tanker market. We may from time to time seek to raise additional capital through equity or debt offerings, selling vessels or other assets, pursuing strategic opportunities, or otherwise. We may also from time to time seek to incur additional debt financing from private or public sector sources, refinance our indebtedness or obtain waivers or modifications to our credit agreements to obtain more favorable terms, enhance flexibility in conducting our business, or otherwise. We may also seek to manage our interest rate exposure through hedging transactions. We may seek to accomplish any of these independently or in conjunction with one or more of these actions. However, if market conditions are unfavorable, we may be unable to accomplish any of the foregoing on acceptable terms or at all.

Our medium- and long-term liquidity requirements relate to the operation and maintenance of our vessels, including covering costs of compliance with existing or future environmental or other regulations, which may be material. Sources of funding for these requirements include cash flows from operations or new debt financings if required.

As of June 30, 2025, we had an indebtedness of $636.1 million, which after excluding unamortized financing fees amounts to a total indebtedness of $630.9 million. As of December 31, 2024, we had an indebtedness of $651.6 million, which after excluding unamortized financing fees amounts to a total indebtedness of $645.6 million.

As of June 30, 2025, cash and cash equivalent balances amounted to $65.3 million, $5.6 million of which are classified as restricted cash, compared to $54.3 million of which $4.9 million are classified as restricted cash as of December 31, 2024.

As of June 30, 2025 and December 31, 2024, we did not have any material commitments for capital expenditures and we do not expect to have any other requirement or obligation, to which we should allocate capital resources.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of June 30, 2025, we had a working capital surplus of $67.0 million, as compared to a surplus of $46.2 million as of December 31, 2024.

The Company’s cash flow projections for the period after one year after the date that the financial statements are issued indicate that cash on hand and cash provided by operating activities will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements’ issuance.

As of June 30, 2025, we were in compliance with all of the financial covenants contained in our credit facilities and other financing arrangements that we had entered as at that date. We may seek additional indebtedness to finance future vessel acquisitions in order to maintain our cash position or to refinance our existing debt on more favorable terms.

As of June 30, 2025, we had outstanding borrowings of $636.1 million (including long-term debt and other financial liabilities). Our primary known and estimated liquidity needs for the twelve-month period ending one year after the financial statements’ issuance include obligations related to scheduled principal payments of outstanding borrowings and respective interest expenses payments and estimated drydocking expenditures. Additional information on our annual scheduled obligations under our long-term debt and other financial liabilities are described in “Long-Term borrowings” below and in Note 4 of our interim condensed financial statements included below. Generally, we expect that, in addition to the cash generated from our operations, our long-term funding sources will include bank borrowings, lease financings and the issuance of debt and equity securities.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the six months ended June 30, 2025 and 2024:

	Six months ended June 30,
USD	2025	2024
Net cash provided by operating activities	$49,287,325	$125,339,642
Net cash used in investing activities	(1,892,675)	(1,299,918)
Net cash used in financing activities	(38,073,473)	(80,712,029)
Effects of exchange rate changes	1,088,578	(521,316)
Net change in cash and cash equivalents	9,321,177	43,327,695
Cash and cash equivalents at beginning of period	49,343,664	49,992,391
Cash and cash equivalents at end of period	59,753,419	$92,798,770

Six months ended June 30, 2025 as compared to six months ended June 30, 2024

●	Net cash provided by operating activities for the six months ended June 30, 2025, and 2024 was $49.3 million and $125.3 million, respectively. This decrease was mainly related to a $49.0 million decrease in revenues. In addition, movements in working capital items, such as trade receivables, also contributed to the fluctuation in cash flows, primarily due to the general timing of operating cash flows.
●	Net cash used in investing activities for the six months ended June 30, 2025, was $1.9 million and primarily consisted of $2.0 million paid in connection with scheduled drydocking expenses. Net cash used in investing activities for the six months ended June 30, 2024, was $1.3 million and primarily consisted of $2.7 million paid in connection with scheduled drydocking expenses, partially offset by $1.8 million received from interest.
●	Net cash used in financing activities for the six months ended June 30, 2025, and 2024 was $38.1 million and $80.7 million, respectively. The decrease was primarily driven by lower distributions paid to shareholders of $21.6 million in 2025 compared to $56.7 million in the same period in 2024, as well as lower net debt outflows of $15.6 million in the six months ended June 30, 2025 compared to $23.1 million in the same period in 2024.

Credit Facilities and Other Financing Arrangements

$125.7 Million Secured Term Loan Facility

On May 23, 2022, we, through two of our vessel-owning subsidiaries, Anassa Navigation S.A. and Nellmare Marine Ltd., entered into an approximately $125.7 million secured term loan facility with the National Bank of Greece to refinance the then-existing indebtedness on our vessels, Nissos Kythnos and Nissos Donoussa, which agreement we amended on June 29, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to Term SOFR, subject to the borrowers’ option to switch the interest rate to the cumulative compounded SOFR. The facility has a final maturity date of May 25, 2029 and bears interest at SOFR (previously LIBOR) plus a margin of (originally) 2.50% per annum. The margin may be increased following discussions between the lender and the borrowers if it is determined that, pursuant to the sustainability certificate provided by ourselves to the lender annually, (1) the weighted average of the efficiency ratio of all fleet vessels (using the parameters of fuel consumption, distance travelled and deadweight at maximum summer draught, reported in unit grams of CO2 per ton per mile) for that calendar year, as certified by an approved classification society, is equal to or above the target set for the relevant year and (2) the weighted average percentage of the total waste incinerated on board for all fleet vessels in that calendar year (calculated in line with Class Approved Plans & Record Books, MARPOL Annex I — “Oil Record Book” (endorsed by Flag Administration) & “Fuel Management Plan” (approved by class) and MARPOL Annex V — “Garbage Record Book” & “Garbage Management Plan” (approved by class)) is equal to or above the target set for the relevant year. The amount of any increase in the margin will be based on discussions between the lender and the borrowers. Other than as set out above, there will be no other assessment of the information contained in any sustainability certificate and the sustainability certificates themselves will not be made publicly available unless we deem them to be material. Each of the two tranches of the facility is repayable in 28 quarterly installments, the first 8 of which are $750,000 and the next 20 of which are $850,000, with a balloon payment of $39,835,000 due upon maturity. This facility was originally secured by, among other things, a first priority mortgage on each of Nissos Kythnos and Nissos Donoussa and is guaranteed by us. The tranche relating to the Nissos Kythnos was repaid by us on May 24, 2024.

On May 21, 2024, we entered into a supplemental agreement to the existing senior secured credit facility financing the VLCC vessel Nissos Donoussa. The supplemental agreement provides for a reduction of the margin to 165 basis points over the applicable Term SOFR, through the duration of the facility.

$60.0 Million Secured Term Loan Facility

On May 21, 2024, we, through Anassa Navigation S.A., entered into a new $60.0 million senior secured credit facility for the VLCC vessel Nissos Kythnos with Danish Ship Finance A/S (the “Nissos Kythnos New Facility”) to refinance the Company’s existing facility and for general corporate purposes. The Nissos Kythnos New Facility is priced at 140 basis points over the applicable Term SOFR, until December 2026. Thereafter, a new applicable margin will be mutually agreed between the parties, for the remaining duration of the facility, which matures in six years. If the parties do not agree to a new applicable margin, the Company will have the ability to prepay the facility at no additional cost. The facility will be repaid in quarterly instalments of approximately $1.041 million each, together with a balloon installment of approximately $35.024 million payable at maturity, is secured by, among other things, security over the Nissos Kythnos, and is guaranteed by us. The facility also includes a sustainability linked margin adjustment provision, starting in 2025, whereby the applicable margin may decrease or increase by 5 basis points per year, subject to the Company meeting certain sustainability linked targets.

$58.0 Million Secured Term Loan Facility

On February 27, 2019, we, through one of our vessel-owning subsidiaries, Moonsprite Shipping Corp., entered into a $58.0 million secured term loan facility with Crédit Agricole Corporate and Investment Bank (“CACIB”) and the Export-Import Bank of Korea (“KEXIM”) to finance our acquisition of Nissos Anafi, which agreement we amended and restated on November 11, 2020 in order to include a hedging mechanism and further amended and restated again on June 16, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to Term SOFR. The facility consisted of a commercial facility by CACIB in the amount of $38 million and a KEXIM facility loan in the amount of $20 million. The commercial facility bore interest at Term SOFR (previously LIBOR) plus a margin of 2.25% per annum and the applicable CAS relating to the transition from LIBOR depending on the applicable interest period (namely, 0.26161% per annum for interest periods exceeding month and up to three months, 0.42826% per annum for interest periods exceeding three months and up to six months, or 0.71513% per annum for interest periods exceeding six months and up to twelve months), was repayable in 32 equal quarterly installments of $275,000, with a balloon payment of $29,200,000 due upon maturity and had a final maturity date of January 3, 2028. The KEXIM facility loan bore interest at Term SOFR (previously LIBOR) plus a margin of 1.80% per annum and a CAS of 0.26161% per annum relating to the transition from LIBOR, was repayable in 32 equal quarterly installments of $625,000 and had a final maturity date of January 3, 2028. The facility was secured by, among other things, a first priority mortgage on Nissos Anafi and was guaranteed by us. In December 2020, through an assignment agreement, CACIB transferred to Siemens Financial Services, Inc. 50% of its outstanding loan balance, i.e., $18,587,500. This loan was prepaid in February 2024.

$113.0 Million Secured Term Loan Facility

On June 27, 2023, we, through three of our vessel-owning subsidiaries, Omega Three Marine Corp., Omega Four Marine Corp. and Arethusa Shipping Corp., entered into a $113.0 million senior secured credit facility with ABN AMRO Bank N.V. to refinance then-existing indebtedness on our vessels, Kimolos, Folegandros and Nissos Keros. The facility bears interest at Term SOFR, subject to a mandatory switch mechanism to Compounded SOFR, plus a margin of 1.90% per annum and has a final maturity date of June 30, 2028. The facility is repayable in 20 equal consecutive quarterly installments of $2,200,000, with a balloon payment of $69,000,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Kimolos, Folegandros and Nissos Keros and is guaranteed by us.

$84.0 Million Secured Term Loan Facility

On September 8, 2023, we, through two of our vessel-owning subsidiaries, Omega Six Marine Corp. and Omega Ten Marine Corp., entered into an $84.0 million senior secured credit facility with CACIB to refinance the then-existing indebtedness on our vessels, Nissos Sikinos and Nissos Sifnos. The facility bears interest at Term SOFR, plus a margin of 1.85% per annum, and has a final maturity date in September 2029. Each of the two tranches is repayable in 24 equal consecutive quarterly installments of $787,500, with a balloon payment of $23,100,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on each of Nissos Sikinos and Nissos Sifnos and is guaranteed by us.

$34.7 Million Secured Term Loan Facility

On January 31, 2024, we, through one of our vessel-owning subsidiaries, Omega One Marine Corp., entered into an $34.7 million senior secured term loan facility with Kexim Asia Limited and Kexim Bank (UK) Limited to refinance the then-existing indebtedness on our vessel Milos. The facility bears interest at the applicable Term SOFR, plus a margin of 1.75% per annum, and has a final maturity date in February 2030. The facility is repayable in 24 equal consecutive quarterly installments of $725,000, with a balloon payment of $17,300,000 due upon maturity. This facility is secured by, among other things, a first priority mortgage on Milos and is guaranteed by us.

$31.1 Million Secured Term Loan Facility

On June 20, 2024, we, through Omega Two Marine Corp., entered into a new $31.11 million senior secured credit facility to finance the option to purchase back the Suezmax vessel Poliegos from its sale and leaseback financier, Ocean Yield (the “Poliegos New Facility”). The Poliegos New Facility is provided by Bank SinoPac Co., Ltd, and the transaction closed on July 1, 2024. The Poliegos New Facility contains an interest rate of Term SOFR plus 160 basis points, matures in six years, and will be repaid in quarterly instalments of approximately $0.78 million each, together with a balloon instalment of approximately $12.44 million payable at maturity. The Poliegos New Facility is secured by, among other things, security (mortgage) over the Poliegos, and is guaranteed by us.

$56.0 Million Sale and Leaseback Agreement — Milos

On January 29, 2019, we, through one of our subsidiaries, Omega One Marine Corp., entered into a $49.0 million sale and leaseback agreement with Ocean Yield with respect to our vessel, Milos, which included a $7.0 million non-cash element. The charter period was 156 months from delivery and the charter hire was paid monthly, in advance, in a cash amount equal to $12,825 per day plus a non-cash amount of $1,475 per day (which is set off against the $7.0 million prepaid hire that we made). On April 27, 2023, we entered into an addendum to the bareboat charter to amend the provisions of the bareboat charter in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire was subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum. The charter was guaranteed by us, and we permitted a mortgage to be filed regarding the finance lease, as well as entered into assignment of earnings, assignment of insurances, charter guarantee, pledge of account and a manager’s undertaking. We also had the option to repurchase the vessel at the end of years 5, 7, 10, and 12, at purchase option prices that range from $34.7 million to $11.5 million at the end of year 12. The vessel was delivered in February 2019. We repurchased the Milos in February 2024, and therefore this sale and leaseback arrangement is no longer in effect.

$54.0 Million Sale and Leaseback Agreement — Poliegos

On June 8, 2017, we, through one of our subsidiaries, Omega Two Marine Corp., entered into a $47.2 million sale and leaseback agreement with Ocean Yield with respect to our vessel, Poliegos, which included a $6.8 million non-cash element. The charter period was 168 months from the delivery date and the charter hire was paid monthly, in advance, in a cash amount equal to $11,550 per day plus a non-cash amount of $1,368.93 per day (which was set off against the $7.0 million prepaid hire that we made). On April 27, 2023, we entered into an addendum to the bareboat charter to amend the provisions of the bareboat charter in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire was subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum, relating to the transition from LIBOR. The charter was guaranteed by us, and we had permitted a mortgage to be filed regarding the finance lease, as well as entered into assignment of earnings, assignment of insurances, charter guarantee, pledge of account and a manager’s undertaking. We also had the option to repurchase the vessel at the end of years 7, 10, and 12, and at purchase option prices that range from $31.1 million to $17.2 million at the end of year 12. The vessel was delivered in June 2017. We repurchased the Poliegos in July 2024, and therefore this sale and leaseback arrangement is no longer in effect.

$167.5 Million Sale and Leaseback Agreements — Nissos Rhenia and Nissos Despotiko

On February 10, 2018, we, through two of our subsidiaries, Omega Five Marine Corp. and Omega Seven Marine Corp., entered into approximate $150.52 million sale and leaseback agreements with Ocean Yield with respect to our vessels, Nissos Rhenia and Nissos Despotiko.

The charter period for each of the Nissos Rhenia and Nissos Despotiko is 180 months from respective delivery and the charter hire for the each such ship is paid monthly, in advance, in a cash amount equal to $18,600 per day per ship for the first five years from the delivery date and $18,350 per day per ship from year six until the end of the charter period, subsequently amended to $18,600 per day per ship for the first two years, $25,200 per day for Nissos Rhenia and $23,336 for Nissos Despotiko for years three and four and $17,200 per day per ship for year five until the end of the charter, plus a non-cash amount of $1,734 per day per ship (which is set off against the $9.5 million prepaid hire that we made for each ship). On April 27, 2023, we entered into an addendum to each bareboat charter to amend the provisions of such bareboat charters in relation to the calculation of charter hire from LIBOR to Term SOFR. The charter hire is subject to an adjustment based on Term SOFR (previously LIBOR) and a CAS of 0.26161% per annum (for three-month periods) or 0.71513% per annum (for twelve-month periods), as applicable, relating to the transition from LIBOR. Each charter is guaranteed by us, and we have permitted a mortgage to be filed regarding the finance lease. Ocean Yield has registered mortgages on both vessels, with amounts not exceeding the lease outstanding amounts. Additionally, we have entered into assignment of insurances, assignment of management agreement, charter guarantee, pledge of account, pledge of shares of the bareboat charterer, a manager’s undertaking and a time charter general assignment. We also have the option to repurchase each or both vessels at the end of years 7, 10, 12 and 14, in varying amounts per ship from $49.8 million to $14.2 million. The Nissos Rhenia was delivered in May 2019 and the Nissos Despotiko was delivered in June 2019.

$194.0 Million Sale and Leaseback Agreements — Nissos Kea and Nissos Nikouria

On March 21, 2022, we, through two of our subsidiaries, Ark Marine S.A. and Theta Navigation Ltd, entered into an approximate $145.5 million sale and leaseback agreements with CMB Financial Leasing Co., Ltd. (“CMBFL”), with respect to our vessels, Nissos Kea and Nissos Nikouria. On June 29, 2023 and on January 26, 2024, respectively, we entered into amendment and restatement agreements of each bareboat charter to amend certain provisions of the bareboat charters. The charter period for each of the vessels was 84 months from December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria) and charterhire was payable quarterly as follows: (a) from the delivery date of each vessel and up to and including December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to the Nissos Nikouria), a fixed amount equal to $909,375 plus a variable amount by priced at 260 basis points (being 2.45% as margin and 0.15% as CAS) over the applicable three-month Term SOFR, and (b) following December 31, 2023, with respect to Nissos Kea, and March 3, 2024, with respect to the Nissos Nikouria, a fixed amount equal to $909,375 plus a variable amount priced at 200 basis points over the applicable three-month Term SOFR. The first part of the sale and leaseback relating to the delivery of Nissos Kea was drawn on March 31, 2022 and was scheduled to mature on the date falling 84 months from December 31, 2023 and the second part of the sale and leaseback relating to the delivery of Nissos Nikouria was drawn on June 3, 2022 and was scheduled to mature on the date falling 84 months from March 3, 2024. According to each bareboat charter, the Company had a purchase option that could be exercised annually as from December 31, 2024 (with respect to Nissos Kea) and March 3, 2025 (with respect to Nissos Nikouria). If the purchase option date fell after the first but prior to the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel was an amount equal to the opening capital balance i.e., $72,750,000 amount drawn per vessel (75% of the purchase price) minus charterhire paid (the “owner’s costs”), plus (a) accrued but unpaid charterhire, (b) breakfunding costs including any swap costs, (c) legal and other documented costs of the owner to sell the relevant vessel, and any other additional amounts due under the sale and leaseback documentation. If the purchase option date fell on the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel was an amount equal to $40,921,875 (the “amended owner’s costs”), plus (a) accrued but unpaid charterhire, (b) and other documented costs of the owner to sell the relevant vessel, and (c) any other additional amounts due under the sale and leaseback documentation. Each charter was guaranteed by us, and we had permitted a mortgage to be filed regarding the finance lease (no mortgage on either vessel has been registered) on either vessel and had entered into an account charge, general assignment, pledge of shares of the bareboat charterer, a builder’s warranties assignment, and a manager’s undertaking. We repurchased the Nissos Nikouria and Nissos Kea in June 2025, and therefore this sale and leaseback arrangement is no longer in effect.

$73.5 Million Sale and Leaseback Agreement — Nissos Anafi

On January 29, 2024, we, through one of our subsidiaries, Moonsprite Shipping Corp., entered into approximately $73.5 million sale and leaseback agreements with CMBFL, with respect to our vessel Nissos Anafi. The charter period was 84 months from the vessel’s delivery date and charterhire was payable quarterly in a fixed amount equal to approximately $1.2 million plus a variable amount priced at 190 basis points over the applicable three-month Term SOFR. We also had the option to repurchase the vessel, such option being exercisable quarterly following the one-year anniversary of the vessel’s delivery. If the purchase option date fell prior to the seventh anniversary of the date of the vessel’s delivery, the purchase option price was an amount equal to the opening capital balance (i.e. $73,450,000 (being 65% of the purchase price) minus the fixed amount of charter hire paid on the purchase date (the “owners’ costs”), plus (a) accrued but unpaid charterhire, (b) legal and other documented costs of the owner to sell the vessel, (c) any break-funding costs, and (d) any other additional amounts due under the sale and leaseback documentation. The charter was guaranteed by us, and we had permitted a mortgage to be filed regarding the finance lease (if desired by the counterparty) and had also entered into an account charge and a pledge of the shares of the bareboat charterer. We repurchased the Nissos Anafi in August 2025, and therefore this sale and leaseback arrangement is no longer in effect.

$35.1 Million Unsecured Sponsor Loan

On April 18, 2022, we (on behalf of two of our subsidiaries, Ark Marine S.A. and Theta Navigation Ltd), entered into an unsecured loan facility with Okeanis Marine Holdings S.A., an entity controlled by Mr. Ioannis Alafouzos (on behalf of its subsidiaries Felton Enterprises S.A. and Sandre Enterprises S.A.), relating to the acquisition of the vessels Nissos Kea and Nissos Nikouria. Under the agreement, the loaned amount of approximately $17.6 million for each vessel bore a fixed interest cost of 3.5% per annum and was repayable at our sole discretion without penalty, up to the maturity date of two years from the relevant vessel’s delivery. We repaid this facility in March and May 2024.

$65.0 Million Secured Term Loan Facility- Nissos Kea

On June 17, 2025, we entered into a new $65.0 million senior secured credit facility to finance the option to purchase back the VLCC vessel Nissos Kea (the “Nissos Kea New Facility”). The Nissos Kea New Facility is priced at 135 basis points over the applicable Term SOFR, matures in seven years, and will be repaid in 28 equal consecutive quarterly instalments of approximately $0.9 million each, together with a balloon instalment of approximately $39.8 million payable at maturity. The Nissos Kea New Facility is secured by, among other things, security over the Nissos Kea, and is guaranteed by Okeanis Eco Tankers Corp. The facility was drawn on June 26, 2025.

$130.0 Million Secured Term Loan Facility- Nissos Nikouria and Nissos Anafi

On May 8, 2025, we entered into a new $130 million senior secured credit facility with a prominent Greek bank to finance the option to purchase back the VLCC vessels Nissos Nikouria and Nissos Anafi. (the “New Nikouria and Anafi Facility”). The New Nikouria and Anafi Facility consists of two Advances, Advance A of $66.0 million for the vessel Nissos Nikouria and Advance B of $64.0 million for the vessel Nissos Anafi. The New Nikouria and Anafi Facility is priced at 140 basis points over the applicable Term SOFR, and, matures in seven years. Advance A and Advance B will be repaid in 28 equal consecutive quarterly instalments of approximately $0.9 million and $1.0 million, respectively, together with a balloon instalment of approximately $40.8 million and $36.0 million, respectively, payable at maturity. Advance A was drawn on May 29, 2025, and Advance B was drawn on July 31, 2025. The New Nikouria and Anafi Facility is secured by, among other things, security over the Nissos Nikouria and Nissos Anafi, and is guaranteed by Okeanis Eco Tankers Corp.

Fleet

As of June 30, 2025, the Company’s fleet was comprised of the following 14 vessels with an average age of 5.9 years and aggregate capacity of approximately 3.5 million deadweight tons:

●	six Suezmax vessels with an average age of 6.8 years; and
●	eight VLCC vessels with an average age of 5.2 years.

Dividend Policy

The declaration, timing and amount of any dividend is subject to the discretion of our board of directors and will be dependent upon our earnings, financial condition, market prospects, capital expenditure requirements, investment opportunities, restrictions in our loan agreements, the provisions of the Marshall Islands law affecting the payment of dividends to shareholders, overall market conditions and other factors. Subject to these limitations, we seek to offer our shareholders with a competitive yield which is reflective of the cash flows generated by us, and currently intend to pay dividends in an amount depending on and taking into consideration the amount of our net profits, after adjusting for non-recurring items, working capital needs, our capital structure and other discretionary items as our board of directors decides, from time to time. We define “net profits” as the profit for the relevant period, as disclosed in the Company’s published consolidated statement of profit or loss and other comprehensive income. We have no written dividend policy and are able to adopt, amend, change or terminate any dividend policy in the future.

We can provide no assurance that dividends will be paid in the future and there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. Please see the section entitled “Item 3.D. Risk Factors — Risks Related to our Common Shares — Our ability to declare and pay dividends to holders of our common shares will depend on a number of factors and will always be subject to the discretion of our board of directors” in our 2024 Annual Report.

Since we are a holding company with no material assets other than the shares of our subsidiary and affiliates through which we conduct our operations, our ability to pay dividends will depend on our subsidiary and affiliates distributing to us their earnings and cash flow. Our financing arrangements impose certain limitations on our ability to pay dividends and our subsidiaries’ ability to make distributions to us. Please see the section entitled “Item 5.B. Liquidity and Capital Resources — Credit Facilities and Financing Obligations — Loan Covenants” in our 2024 Annual Report for further information.

INDEX TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Unaudited condensed consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2025 and 2024	F-2
Unaudited condensed consolidated statements of financial position as of June 30, 2025 and December 31, 2024	F-3
Unaudited condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2025 and 2024	F-4
Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2025 and 2024	F-5
Notes to unaudited interim condensed consolidated financial statements	F-6

Unaudited condensed consolidated statements of profit or loss and other comprehensive income

		For the Six months
		ended June 30,
USD	Notes	2025	2024
Revenue	9	$174,094,786	$223,110,983

Operating expenses
Commissions		(2,008,372)	(2,405,152)
Voyage expenses		(59,517,139)	(60,238,825)
Vessel operating expenses		(22,045,871)	(21,398,885)
Management fees	6	(2,280,600)	(2,293,200)
Depreciation and amortization	3	(20,565,522)	(20,331,446)
General and administrative expenses		(8,463,067)	(7,669,010)
Total operating expenses		$(114,880,571)	$(114,336,518)
Operating profit		$59,214,215	$108,774,465

Other income / (expenses)
Interest income		815,603	1,974,382
Interest expense and other finance costs		(23,038,063)	(30,512,274)
Unrealized gain/ (loss), net on derivatives	5	2,465,940	(443,334)
Realized gain/ (loss), net on derivatives	5	397,168	(38,590)
Loss on debt extinguishment	4	(1,125,951)	—
Gain from modification of loans	4	—	1,828,959
Foreign exchange gain/ (loss)		713,930	(461,320)
Total other expenses, net		$(19,771,373)	$(27,652,177)

Profit for the period		$39,442,842	$81,122,288

Other comprehensive income		—	—
Total comprehensive income for the period		$39,442,842	$81,122,288

Profit attributable to the owners of the Group		$39,442,842	$81,122,288
Total comprehensive income attributable to the owners of the Group		$39,442,842	$81,122,288

Earnings per share - basic & diluted		$1.23	$2.52
Weighted average no. of shares - basic & diluted		32,194,108	32,194,108

Unaudited condensed consolidated statements of financial position

		As of	As of
USD	Notes	June 30, 2025	December 31, 2024
ASSETS
Non-current assets
Vessels, net	3	$938,668,044	$958,597,520
Other non-current assets		2,240,841	80,206
Derivative financial instruments	5	868,052	—
Restricted cash		4,510,000	4,510,000
Total non-current assets		$946,286,937	$963,187,726
Current assets
Inventories		$21,977,229	$24,341,665
Trade and other receivables		44,415,012	39,755,029
Claims receivable		320,097	242,576
Prepaid expenses and other current assets		6,927,636	4,794,022
Current accounts due from related parties	6	623,462	—
Derivative financial instruments	5	1,744,055	—
Current portion of restricted cash		1,072,372	434,927
Cash & cash equivalents		59,753,419	49,343,664
Total current assets		$136,833,282	$118,911,883
TOTAL ASSETS		$1,083,120,219	$1,082,099,609
SHAREHOLDERS’ EQUITY & LIABILITIES
Shareholders’ equity
Share capital	7	32,890	$32,890
Additional paid-in capital		14,501,517	14,501,517
Treasury shares		(4,583,929)	(4,583,929)
Other reserves		(35,913)	(35,913)
Retained earnings		418,385,141	400,512,351
Total shareholders’ equity		$428,299,706	$410,426,916
Non-current liabilities
Long-term borrowings, net of current portion	4	$583,947,802	$598,957,333
Retirement benefit obligations		50,130	44,795
Other non-current liabilities		1,031,889	—
Total non-current liabilities		$585,029,821	$599,002,128
Current liabilities
Trade payables		$16,784,076	$19,479,005
Accrued expenses and other current liabilities		5,848,205	5,909,316
Current accounts due to related parties	6	—	530,030
Derivative financial instruments	5	208,667	62,500
Current portion of long-term borrowings	4	46,949,744	46,689,714
Total current liabilities		$69,790,692	$72,670,565
TOTAL LIABILITIES		$654,820,513	$671,672,693
TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES		$1,083,120,219	$1,082,099,609

Unaudited condensed consolidated statement of changes in shareholders’ equity

			Additional
	Number	Share	paid-in	Treasury	Other	Retained
USD, except share amounts	of shares	capital	capital	Shares	Reserves	Earnings	Total
Balance - January 1, 2024	32,194,108	$32,890	$121,064,014	$(4,583,929)	$(29,908)	$291,649,081	$408,132,148
Profit for the period	—	—	—	—	—	81,122,288	81,122,288
Capital distribution	—	—	(56,661,629)	—	—	—	(56,661,629)
Balance - June 30, 2024	32,194,108	$32,890	$64,402,385	$(4,583,929)	$(29,908)	$372,771,369	$432,592,807

Balance - January 1, 2025	32,194,108	$32,890	$14,501,517	$(4,583,929)	$(35,913)	$400,512,351	$410,426,916
Profit for the period	—	—	—	—	—	39,442,842	39,442,842
Dividends ($0.67 per share)	—	—	—	—	—	(21,570,052)	(21,570,052)
Balance - June 30, 2025	32,194,108	$32,890	$14,501,517	$(4,583,929)	$(35,913)	$418,385,141	428,299,706

Unaudited condensed consolidated statements of cash flows

	For the six months ended June 30,
USD	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Profit for the period	$39,442,842	$81,122,288

Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	20,565,522	20,331,446
Interest expense	21,847,738	28,651,328
Amortization of loan financing fees and modification gain	637,847	1,384,621
Unrealized (gain)/ loss, net on derivatives	(2,465,940)	443,334
Interest income	(815,603)	(1,974,382)
Unrealized foreign exchange (gain)/ loss	(1,082,093)	519,149
Gain from modification of loans	—	(1,828,959)
Loss on debt extinguishment	1,125,951	—
Total reconciliation adjustments	$39,813,422	$47,526,537

Changes in working capital:
Trade and other receivables	(4,570,218)	22,675,575
Prepaid expenses and other current assets and non-current assets	(4,305,186)	(1,504,665)
Inventories	2,364,436	(925,872)
Trade payables	(1,355,333)	5,098,530
Accrued expenses and other current liabilities	795,879	(237,237)
Claims receivable	(77,521)	115,528
Due from related parties	(623,462)	(659,974)
Due to related parties	(530,030)	(101,383)
Total changes in working capital	$(8,301,435)	$24,460,502
Interest paid	(21,667,504)	(27,769,685)
Net cash provided by operating activities	$49,287,325	$125,339,642

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash	—	1,079,486
Increase in restricted cash	(637,445)	(1,500,000)
Payments for special survey and drydocking costs	(1,974,583)	(2,701,710)
Interest received	719,353	1,822,306
Net cash used in investing activities	$(1,892,675)	$(1,299,918)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term borrowings	131,000,000	168,150,000
Repayments of long-term borrowings	(146,619,421)	(191,252,181)
Capital distribution	—	(56,661,629)
Dividends paid	(21,570,052)	—
Payments of loan financing fees	(884,000)	(948,219)
Net cash used in financing activities	$(38,073,473)	$(80,712,029)
Effects of exchange rate changes of cash held in foreign currency	1,088,578	(521,316)
Net change in cash and cash equivalents	9,321,177	43,327,695
Cash and cash equivalents at beginning of period	49,343,664	49,992,391
Cash and cash equivalents at end of period	$59,753,419	$92,798,770

1.Incorporation and General Information

Okeanis Eco Tankers Corp. (“OET,” the “Company,” “our” or “we” and together with its wholly owned subsidiaries, the “Group”) was incorporated on April 30, 2018 as a corporation under the laws of the Republic of the Marshall Islands having its registered address at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH96960. Glafki Marine Corp. (“Glafki”), owned by Messrs. Ioannis and Themistoklis Alafouzos, was the controlling shareholder of OET until June 2022. In June 2022, the voting interests of Mr. Themistoklis Alafouzos were transferred to Hospitality Assets Corp. (“Hospitality”) and as of June 2022, Glafki and Hospitality, each owned by Messrs. Ioannis and Themistoklis Alafouzos, respectively, collectively hold a controlling interest in OET.

Glafki and Hospitality currently own 34.2% and 20.6% of the Company’s outstanding common shares, respectively.

The Group, as of the date of these financial statements, owns or bareboat charters-in under a finance lease fourteen vessels. The principal activity of its subsidiaries is to own, charter-out and operate tanker vessels in the international shipping market.

The consolidated financial statements comprise the financial statements of the Group.

The Company traded on the Euronext Growth Oslo (ex-Merkur Market) from July 3, 2018 until March 8, 2019, when it was then admitted for trading on the Euronext Expand (ex-Oslo Axess). On January 29, 2021, the Company transferred its listing from Euronext Expand to Oslo Stock Exchange.

On December 11, 2023, the Company’s common shares began primarily trading on the New York Stock Exchange (“NYSE”), simultaneously with their trading on the Oslo Stock Exchange, that is currently considered as the Company’s secondary listing.

As at June 30, 2025 the Group comprises the following companies:

	Date of
	Acquisition of
Company name	Interest by OET	Incorporated	Interest held by OET
Therassia Marine Corp.	28-Jun-18	Liberia	100%
Milos Marine Corp.	28-Jun-18	Liberia	100%
Ios Maritime Corp.	28-Jun-18	Liberia	100%
Omega One Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Two Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Three Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Four Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Five Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Six Marine Corp.	9-Oct-19	Marshall Islands	100%
Omega Seven Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Nine Marine Corp.	28-Jun-18	Marshall Islands	100%
Omega Ten Marine Corp.	9-Oct-19	Marshall Islands	100%
Omega Eleven Marine Corp.	28-Jun-18	Marshall Islands	100%
Nellmare Marine Ltd	28-Jun-18	Marshall Islands	100%
Anassa Navigation S.A.	28-Jun-18	Marshall Islands	100%
Arethusa Shipping Ltd.	28-Jun-18	Marshall Islands	100%
Moonsprite Shipping Corp.	28-Jun-18	Marshall Islands	100%
Theta Navigation Ltd	15-Jun-21	Marshall Islands	100%
Ark Marine S.A.	15-Jun-21	Marshall Islands	100%
OET Chartering Inc.	28-Jun-18	Marshall Islands	100%
Okeanis Eco Tankers Corp.	—	Marshall Islands	—

2.General accounting principles

Basis of preparation and statement of compliance

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). These financial statements and the accompanying notes should be read in conjunction with the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”).

The unaudited condensed consolidated financial statements are expressed in United States Dollars ($), since this is the currency in which the majority of the Group’s transactions are denominated. The interim consolidated financial statements have been prepared on the historical cost basis, except for derivative financial instruments, measured at their fair value. The carrying amounts reflected in the consolidated statement of financial position for cash and cash equivalents, restricted cash, trade and other receivables, receivable claims, and other current liabilities, approximate their respective fair values due to the relatively short-term maturity of these financial instruments.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements. Operating results for the six-month period ended June 30, 2025 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

Summary of Material Accounting Policies

A discussion of the Group’s Material Accounting Policies can be found in the consolidated financial statements for the year ended December 31, 2024, included in the 2024 Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2025.

Application of new and revised International Financial Reporting Standards

Standards and interpretations adopted in the current period

There were no IFRS standards or amendments that became effective in the current year which were relevant to the Group or material with respect to the Group’s financial statements.

Standards and amendments in issue not yet adopted.

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Group were in issue but not yet adopted:

In April 2024, the International Sustainability Standards Board (“ISSB”) issued IFRS 18. IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027 with earlier application permitted. Management anticipates that this new standard will have a disclosure impact on the Group’s financial statements.

On May 30, 2024, the International Accounting Standards Board (IASB) issued ‘Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)’ to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 ‘Financial Instruments’. The amendments are effective for reporting periods beginning on or after January 1, 2026. Management anticipates that this amendment will not have a material impact on the Group’s financial statements.

In July 2024, the IASB published ‘Annual Improvements to IFRS Accounting Standards — Volume 11’. It contains amendments to five standards as result of the IASB’s annual improvements project (IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 — Financial Instruments: Disclosures, IFRS 9 — Financial Instruments, IFRS 10 — Consolidated Financial Statements, IAS 7 — Statement of Cash Flows). The amendments are effective for annual reporting periods beginning on or after 1 January 2026, with earlier application permitted. The Group is currently assessing the impacts from the adoption of those five standards.

There are no other IFRS standards and amendments issued by but not yet effective that are expected to have a material effect on the Group’s financial statements

Financial risk factors

The Group’s activities expose it to a variety of financial risks: credit risk, market risk, currency risk, interest risk and liquidity risk. Since the interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, they should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2024 included in the 2024 Annual Report.

There have been no significant changes in any other risk management policies since December 31, 2024.

3.Vessels, net

Vessels, net are analyzed as follows:

		Dry-docking and
	Vessels’ cost	special survey costs	Total
Cost
Balance – January 1, 2024	$1,138,221,805	$16,215,323	$1,154,437,128
Fully amortized Dry-Dock component	—	(6,000,000)	(6,000,000)
Additions	—	11,628,230	11,628,230
Balance – December 31, 2024	$1,138,221,805	$21,843,553	$1,160,065,358
Additions	—	625,109	625,109
Balance – June 30, 2025	$1,138,221,805	22,468,662	1,160,690,467
Accumulated Depreciation
Balance – January 1, 2024	(158,183,343)	$(8,185,605)	$(166,368,948)
Fully amortized Dry-Dock component	—	6,000,000	6,000,000
Depreciation charge for the year	(37,494,282)	(3,604,608)	(41,098,890)
Balance – December 31, 2024	$(195,677,625)	$(5,790,213)	$(201,467,838)
Depreciation charge for the period	(18,396,068)	(2,158,517)	(20,554,585)
Balance – June 30, 2025	$(214,073,693)	(7,948,730)	(222,022,423)
Net Book Value – December 31, 2024	$942,544,180	$16,053,340	$958,597,520
Net Book Value – June 30, 2025	$924,148,112	$14,519,932	$938,668,044

Depreciation as at June 30, 2025, presented in the consolidated statements of profit or loss and other comprehensive income, includes an amount of $10,937 connected with the Right-of-Use assets of the Group.

Depreciation as at June 30, 2024, presented in the unaudited condensed consolidated statements of profit and loss and other comprehensive income, includes an amount of $22,485 connected to the Right-of-Use assets of the Company.

As of June 30, 2025, the charter-free market value of all our vessels exceeded their carrying value. Thus, no recoverable amount test was deemed necessary to be performed for any of our vessels.

The Group has pledged the above vessels to secure its loan facilities (see also Note 4).

4.Long-Term borrowings

Details of the Group’s credit facilities are discussed in Note 12 of the 2024 Annual Report and changes in the six months ended June 30, 2025 are discussed below.

Debt Obligations

		Unamortized	Outstanding
		Deferred	Net of Loan
		Financing Fees	Financing Fees
	Outstanding Balance as	as of June 30,	as of June 30,	Interest Rate
Vessel	of June 30, 2025	2025	2025	(SOFR(S)+Margin)
Milos	$31,075,000	141,179	30,933,821	S+1.75%
Poliegos	27,999,000	247,189	27,751,811	S+1.60%
Kimolos	28,200,000	115,596	28,084,404	S+1.90%
Folegandros	28,200,000	115,596	28,084,404	S+1.90%
Nissos Sikinos	36,487,500	226,812	36,260,688	S+1.85%
Nissos Sifnos	36,487,500	228,304	36,259,196	S+1.85%
Nissos Rhenia	50,176,232	789,944	49,386,288	S+5.49	%**
Nissos Despotiko	50,563,775	803,761	49,760,014	S+5.49	%**
Nissos Donoussa	53,435,000	1,022,632	52,412,368	S+1.65%
Nissos Kythnos	55,837,292	192,553	55,644,739	S+1.40	%***
Nissos Keros	39,000,000	159,874	38,840,126	S+1.90%
Nissos Anafi	67,547,768	263,581	67,284,187	S+1.90	%*
Nissos Kea	65,000,000	454,000	64,546,000	S+1.35%
Nissos Nikouria	66,000,000	421,459	65,578,541	S+1.40%
Total	$636,009,067	5,182,480	630,826,587	S+2.27%
Other Finance-lease liabilities			70,959
Total			630,897,546

*Effective July 31, 2025, the pricing for the Nissos Anafi facility is 1.40%, as per the terms of the new Nissos Nikouria and Anafi facility agreement.

**Post the transition from LIBOR to SOFR as the base rate, these financings include an applicable Credit Adjustment Spread (“CAS”) on top of the SOFR base rate. Reflects the applicable margin (including the CAS) as of June 30, 2025.

***Please refer to paragraph $60.0 Million Secured Term Loan Facility for more information.

On March 21, 2022, we, through two of our subsidiaries, Ark Marine S.A. and Theta Navigation Ltd, entered into an approximate $145.5 million sale and leaseback agreements with CMB Financial Leasing Co., Ltd. (“CMBFL”), with respect to our vessels, Nissos Kea and Nissos Nikouria. On June 29, 2023 and on January 26, 2024, respectively, we entered into amendment and restatement agreements of each bareboat charter to amend certain provisions of the bareboat charters. The charter period for each of the vessels was 84 months from December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria) and charterhire was payable quarterly as follows: (a) from the delivery date of each vessel and up to and including December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to the Nissos Nikouria), a fixed amount equal to $909,375 plus a variable amount by priced at 260 basis points (being 2.45% as margin and 0.15% as CAS) over the applicable three-month Term SOFR, and (b) following December 31, 2023, with respect to Nissos Kea, and March 3, 2024, with respect to the Nissos Nikouria, a fixed amount equal to $909,375 plus a variable amount priced at 200 basis points over the applicable three-month Term SOFR. The first part of the sale and leaseback relating to the delivery of Nissos Kea was drawn on March 31, 2022 and was scheduled to mature on the date falling 84 months from December 31, 2023 and the second part of the sale and leaseback relating to the delivery of Nissos Nikouria was drawn on June 3, 2022 and was scheduled to mature on the date falling 84 months from March 3, 2024. According to each bareboat charter, the Company had a purchase option that could be exercised annually as from December 31, 2024 (with respect to Nissos Kea) and March 3, 2025 (with respect to Nissos Nikouria). If the purchase option date fell after the first but prior to the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel was an amount equal to the opening capital balance i.e., $72,750,000 amount drawn per vessel (75% of the purchase price) minus charterhire paid (the “owner’s costs”), plus (a) accrued but unpaid charterhire, (b) breakfunding costs including any swap costs, (c) legal and other documented costs of the owner to sell the relevant vessel, and any other additional amounts due under the sale and leaseback documentation. If the purchase option date fell on the seventh anniversary of December 31, 2023 (with respect to Nissos Kea) and March 3, 2024 (with respect to Nissos Nikouria), the purchase option price for the relevant vessel was an amount equal to $40,921,875 (the “amended owner’s costs”), plus (a) accrued but unpaid charterhire, (b) and other documented costs of the owner to sell the relevant vessel, and (c) any other additional amounts due under the sale and leaseback documentation. Each charter was guaranteed by Okeanis Eco Tankers Corp., Ark Marine S.A. and Theta Navigation Ltd, as applicable, and we have permitted a mortgage to be filed regarding the finance lease (no mortgage on either vessel has been registered) as well as entered into an account charge, general assignment, pledge of shares of the bareboat charterer, a builder’s warranties assignment, and a manager’s undertaking. We repurchased the Nissos Nikouria and Nissos Kea in June 2025, and therefore this sale and leaseback arrangement is no longer in effect.

On May 23, 2022, we, through two of our vessel-owning subsidiaries, Anassa Navigation S.A. and Nellmare Marine Ltd., entered into an approximately $125.7 million secured term loan facility with the National Bank of Greece to refinance the then-existing indebtedness on our vessels, Nissos Kythnos and Nissos Donoussa, which agreement we amended on June 29, 2023 to amend the provisions in relation to the calculation of interest from LIBOR to Term SOFR, subject to the borrowers’ option to switch the interest rate to the cumulative compounded SOFR. The facility had a final maturity date of May 25, 2029 and beared interest at SOFR (previously LIBOR) plus a margin of 2.50% per annum. This facility was secured by, among other things, a first priority mortgage on the Nissos Donoussa and was guaranteed by us. The tranche relating to the Nissos Kythnos was repaid by us on May 24, 2024.

On May 21, 2024, we entered into a supplemental agreement to the existing senior secured credit facility financing the VLCC vessel Nissos Donoussa. The supplemental agreement provided for a reduction of the margin to 165 basis points over the applicable Term SOFR, through the duration of the facility.

On June 17, 2025, we entered into a new $65.0 million senior secured credit facility to finance the option to purchase back the VLCC vessel Nissos Kea (the “Nissos Kea New Facility”). The Nissos Kea New Facility is priced at 135 basis points over the applicable Term SOFR, and matures in seven years, and will be repaid in 28 equal consecutive quarterly instalments of approximately $0.9 million each, together with a balloon instalment of approximately $39.8 million payable at maturity. The Nissos Kea New Facility is secured by, among other things, security over the Nissos Kea, and is guaranteed by the Company. The facility was drawn on June 26, 2025.

On May 8, 2025, we entered into a new $130.0 million senior secured credit facility with a prominent Greek bank to finance the option to purchase back the VLCC vessels Nissos Nikouria and Nissos Anafi. (the “New Nikouria and Anafi Facility”). The New Nikouria and Anafi Facility consists of two Advances, Advance A of $66.0 million for the vessel Nissos Nikouria and Advance B of $64.0 million for the vessel Nissos Anafi. The New Nikouria and Anafi Facility is priced at 140 basis points over the applicable Term SOFR, matures in seven years. Advance A and Advance B will be repaid in 28 equal consecutive quarterly instalments of approximately $0.9 million and $1.0 million, respectively, together with a balloon instalment of approximately $40.8 million and $36.0 million , respectively, payable at maturity. Advance A was drawn on May 29, 2025, and Advance B was drawn on July 31, 2025. The New Nikouria and Anafi Facility is secured by, among other things, security over the Nissos Nikouria and Nissos Anafi, and is guaranteed by the Company.

According to IFRS 9 “Financial Instruments”, the amendments to the bareboat charter agreements with CMBFL relating to the Nissos Kea and Nissos Nikouria, together with the supplemental agreement with NBG, were considered modifications of existing loans, which resulted in the recognition of a modification gain of $1.8 million, which amount has been included in the Company’s statement of profit or loss and other comprehensive income for the six months of 2024. The loan with CMBFL relating to the Nissos Kea and Nissos Nikouria has been refinanced and as a result the unamortized balance of modification loss of $1.1 million was written off and was included in Loss on debt extinguishment in the statement of profit or loss and other comprehensive income.

As at June 30, 2025, the loans’ fair values approximate their carrying values.

Lease liabilities connected to Right-of-Use assets

The Group has recognized the following finance liabilities with respect to the Right-of-Use assets:

	As of June 30,	As of December 31,
	2025	2024
Office space	$70,959	$80,838
Total	$70,959	$80,838

The maturities of lease liabilities are the following:

	As of June 30,	As of December 31,
	2025	2024
No later than one year	$24,965	$24,965
Later than one year and not later than five years	54,090	66,573
Total undiscounted cash flows	$79,055	$91,538
Less: Imputed interest	(8,096)	(10,700)
Carrying value of operating lease liabilities	70,959	80,838

Long-term debt net of current portion and current portion of long-term borrowings are analyzed as follows:

	Long-term
	borrowings,
	net of current	Current portion of
As of December 31, 2024	portion	long-term borrowings	Total
Outstanding loan balance	$603,686,403	$47,942,084	$651,628,487
Loan financing fees	(4,789,810)	(1,272,468)	(6,062,278)
Total	$598,896,593	$46,669,616	$645,566,209

	Long-term
	borrowings,
	net of current	Current portion of
As of June 30, 2025	portion	long-term borrowings	Total
Outstanding loan balance	$587,906,619	$48,102,448	$636,009,067
Loan financing fees	(4,008,987)	(1,173,493)	(5,182,480)
Total	$583,897,632	$46,928,955	$630,826,587

The borrowings are repayable as follows:

USD	As of June 30, 2025	As of December 31, 2024
No later than one year	$48,102,448	$47,942,084
Later than one year and not later than five years	390,686,809	335,178,782
Thereafter	197,219,810	268,507,621
Total	$636,009,067	$651,628,487
Less: Amounts due for settlement within 12 months	(48,102,448)	(47,942,084)
Long-term borrowings, net of current portion	$587,906,619	$603,686,403

As of June 30, 2025, and December 31, 2024, the Group was in compliance with its covenants.

5.Derivative financial instruments

Forward freight agreements

As of June 30, 2025, the Company’s Forward Freight Agreements (“FFAs”), with maturities up to December 2025, had a fair value of $0.2 million (liability). FFAs are considered Level 2 items in accordance with the fair value hierarchy as defined in IFRS 13 Fair Value Measurement.

For the six months ended June 30, 2025, the net result on FFAs amounted to a loss of $0.15 million and is included in the statement profit or loss and other comprehensive income. Their fair value approximates the amount that the Company would have to pay or receive for the early termination of the agreements.

Foreign exchange forward agreements

As of June 30, 2025, the Company’s Foreign Exchange Swaps (“FXSs”) with a maturing date in January 2027 had a fair value of $2.6 million (asset) and the result for the six months ended June 30, 2025, amounted to a gain of $3.0 million which is included in the statement of profit or loss and other comprehensive income. FXSs are considered Level 2 items in accordance with the fair value hierarchy as defined in IFRS 13 Fair Value Measurement. Their fair value approximates the amount that the Company would have to pay or receive for the early termination of the agreements.

The fair values of the Group’s derivative financial assets/ (liabilities) as of June 30, 2025 and December 31, 2024 related to FFAs and FXSs are presented below:

Derivatives’	Financial Position	June 30,	December 31,
Fair values	Location	2025	2024
ASSETS
FXSs	Current asset portion	$1,744,055	—
FXSs	Non-Current asset portion	$868,052	—
LIABILITIES
FXSs	Current Liability Portion	—	$(62,500)
FFAs	Current Liability Portion	$(208,667)	—
Total		$2,403,440	$(62,500)

Effect on the Consolidated Statements of Profit or Loss and Other Comprehensive Income

	Six months ended,
	2025	2024
Unrealized gain/ (loss), net on FXSs	$2,674,607	$(374,741)
Unrealized loss, net on FFAs	(208,667)	(68,593)
Total unrealized gain/ (loss), net on derivatives	$2,465,940	$(443,334)

	Six months ended,
	2025	2024
Realized gain/ (loss), net on FXSs	$333,840	$(85,050)
Realized gain, net on FFAs	63,328	46,460
Total realized gain/ (loss), net on derivatives	$397,168	$(38,590)

6.Transactions and balances with related parties

The Group has entered into technical management agreements with Kyklades Maritime Corporation ( “KMC” or the “Management Company”) as technical manager. KMC provides the vessels with a wide range of shipping services such as technical support, maintenance and insurance consulting, in exchange for a daily fee of $900 per vessel, which is reflected under management fees in the consolidated statements of profit or loss and other comprehensive income.

Related party balances’ analysis

The below table presents the Group’s outstanding balances due from/ (to) related parties:

	June 30, 2025	December 31, 2024
Kyklades Maritime Corporation	$623,462	$(530,030)
Total	$623,462	$(530,030)

Amounts due from the Management Company as of June 30, 2025 of $623,462 as compared to amounts due to the Management Company as of December 31, 2024 of $530,030 represent expenses paid by the Management Company on behalf of the Group net of advances from the Group to the Management Company, per the terms of the respective vessel technical management agreements.

All balances noted above are unsecured, interest-free, with no fixed terms of payment and repayable on demand.

Related party transactions’ analysis

The below table presents the Group’s transactions with its related parties:

	Six months ended,
Management fees	2025	2024
Kyklades Maritime Corporation	$2,280,600	$2,293,200
Total	$2,280,600	$2,293,200

KMC solely administers the transactions on behalf of OET’s subsidiaries, without recharging any expenditure back to the ship owning companies. All operating expenses are being incurred and charged directly to OET’s subsidiary companies.

On March 1, 2024, each of our vessel owning subsidiaries entered into an ETS Services Agreement with KMC, which agreement is effective as of January 1, 2024, pursuant to which KMC obtains, transfers and surrenders emission allowances under the EU Emissions Trading Scheme that came into effect on January 1, 2024, and KMC provides the vessel with emission data in a timely manner to enable compliance with any emission scheme(s) applicable to the vessel. No additional fee is payable under these agreements as the services are part of the technical management fee under the existing technical management agreements. These agreements may be terminated by either party for cause, immediately upon written notice or for any reason, upon two months’ written notice. These agreements shall also be deemed automatically terminated on the date of termination of the relevant technical management agreements.

Key management and Directors’ remuneration

As of June 1, 2025, the Company introduced a revised compensation policy for the members of its Board of Directors, following a review of the existing structure. Under the new policy, effective June 1, 2025, the annual base fee per director was adjusted from $75,000 to $45,000. In addition, effective June 1, 2025, directors who serve as committee chairs or members of a committee receive annual fees of $15,000 and $10,000 per committee, respectively. The Chairman of the Board does not receive any compensation.

Directors’ fees for the six-month periods ended June 30, 2025 and 2024 were $262,007 and $225,000, respectively and are included within general and administrative expenses in the unaudited condensed consolidated statements of profit or loss and other comprehensive income. In addition, each director is entitled to reimbursement for travelling and other minor out-of-pocket expenses.

Furthermore, OET Chartering Inc. and OET provide compensation to members of key management personnel, which currently comprise of its Chief Executive Officer, Chief Financial Officer, and Chief Commercial Officer. The remuneration structure comprises salaries, bonuses, insurance cover (also covering the members of the Board of Directors), telecommunications and other expenses which are minor in nature (e.g., travel expenses). For the periods ended June 30, 2025 and 2024, key management personnel remuneration, covering all the above amounted to $4,129,718 and $3,973,613, respectively and is included within general and administrative expenses in the unaudited condensed consolidated statements of profit or loss and other comprehensive income. There was no amount payable related to key management remuneration as of June 30, 2025 and 2024.

None of the members of the administrative, management or supervisory bodies of the Group have any service contracts with Okeanis Eco Tankers Corp. or any of its subsidiaries of the Group providing for benefits upon termination of employment.

7.Share Capital and additional paid-in capital and dividends

In March 2025, the Company distributed an amount of approximately $11.3 million or $0.35 per share via a dividend.

In June 2025, the Company distributed an amount of approximately $10.3 million or $0.32 per share via a dividend.

As of August 12, 2025, the Company had 32,194,108 shares outstanding (such amount does not include 695,892 treasury shares).

For a further description of the terms and rights of the Company’s share capital and additional paid-in capital and details of its equity transactions prior to January 1, 2025, please refer to Note 14  to the consolidated financial statements for the year ended December 31, 2024 included in the 2024 Annual Report.

8.Earnings per share

The profit and weighted average number of common shares used in the calculation of basic and diluted earnings per share are as follows:

	For the six months ended
	June 30,
USD per Share	2025	2024
Profit for the period attributable to the Owners of the Group	$39,442,842	$81,122,288
Weighted average number of shares outstanding in the period	32,194,108	32,194,108
Earnings per share, basic and diluted	$1.23	$2.52

During the periods ended June 30, 2025 and 2024, there were no potentially dilutive instruments affecting weighted average number of shares, and hence diluted earnings per share equals basic earnings per share for the years presented.

9.Revenue

The table below presents an analysis of revenue generated from voyage and time charter agreements:

	For the six months ended June 30,
USD	2025	2024
Voyage charter	$172,125,286	$204,468,964
Time charter	1,969,500	18,642,019
Total	$174,094,786	$223,110,983

IFRS 15 Revenue from Contracts with Customers

The table below presents an analysis of earned revenue in the spot market (voyage charter):

	For the six months ended June 30,
USD	2025	2024
Freight	$158,445,650	$183,616,930
Demurrages	13,679,636	20,852,034
Total	$172,125,286	$204,468,964

Lease and non-lease components of revenue

The table below presents an analysis of earned revenue under time charter agreements:

	For the six months ended June 30,
USD	2025	2024
Lease component	$1,698,950	$16,438,200
Non-lease component	270,550	2,203,819
Total	$1,969,500	$18,642,019

Revenue by continent

The table below presents revenue generated per continent, based on the Group’s customers’ headquarters:

	For the six months ended June,
USD	2025	2024
Europe	$92,258,864	$109,045,145
Asia	64,445,219	71,397,326
North America	13,625,121	30,690,207
South America	3,765,582	11,978,305
Total	$174,094,786	$223,110,983

10.Commitments and contingencies

Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Group’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the unaudited condensed consolidated financial statements.

11.Subsequent events

The Company’s board of directors declared a dividend of $0.70 per common share to shareholders. Dividends payable to common shares registered in the Euronext VPS will be distributed in NOK. The cash payment is expected to be paid on September 5, 2025, to shareholders of record as of August 22, 2025. The common shares will be traded ex-dividend on the NYSE as from and including August 22, 2025, and the common shares will be traded ex-dividend on the Oslo Stock Exchange as from and including August 21, 2025. Due to the implementation of Central Securities Depository Regulation (CSDR) in Norway, dividends payable on common shares registered with Euronext VPS are expected to be distributed to Euronext VPS shareholders on or about September 10, 2025.